Exhibit 99.18

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2017

DATED: MAY 5, 2017

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3

Caution Regarding Forward-looking Statements	3

Company Overview	5

Vision	5

Outlook	5

Financial Performance Review	6

Liquidity and Capital Resources	21

Risk Management	24

Non-IFRS Financial Measures	25

Critical Accounting Policies and Estimates	30

Controls and Procedures	33

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 08, 2017 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the quarter ended March 31, 2017 compared with corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim consolidated financial statements and the related notes thereto for the quarter ended March 31, 2017 and 2016. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Adulting 101”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade-marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements and annual information form can be found on SEDAR at www.sedar.com and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS financial measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including gross loans receivable (short-term and long-term), contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), charge-off rate, average revenue per member, and cash provided by (used in) operating activities before investment in loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Reconciliation of Non-IFRS Financial Measures”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries), delinquencies ratios, anticipated cash needs and the need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

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Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 7, 2017 for the year ended December 31, 2016 available at www.sedar.com., which risk factors are incorporated herein by reference, including but not limited to risks related to: our limited operating history in an evolving industry; our recent, rapid growth; our history of losses; our efforts to expand our market reach and product portfolio; changes in the regulatory environment or in the way regulations are interpreted; privacy considerations; security breaches of members’ confidential information; economic conditions; material changes to the interest rate charged to our members and paid to our lenders; disruptions in the credit markets; an increase in member default rates; our negative operating cash flow; our ability to access additional capital through issuances of equity and debt securities; the concentration of our debt funding sources and our ability to access additional capital from those sources; the financial covenants under our credit facilities; our ability to collect payment on our loans and maintain accurate accounts; a decline in demand for our products; our products achieving sufficient market acceptance; protecting our intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in our software; denial of service attacks or security breaches; the adequacy of our allowance for loan losses; the reliability of our credit scoring model; access to reliable third-party data; our risk management efforts; our levels of indebtedness; exchange rate fluctuations; our marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by our employees and third-party service providers; our ability to collect payment and service the products we make available to our members; our reliance on data centers to deliver our services and any disruption thereof; competition in our industry; the reliability of information provided by members; our reliance on key personnel; competition for employees; preserving our corporate culture; risks related to litigation; and earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism. Although the forward-looking statements contained in this MD&A are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events.

An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

This MD&A may contain Future Oriented Financial Information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by our management to provide an outlook of our activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements”. The actual results of our operations and the resulting financial results may vary from the amounts set forth herein, and such variation may be material. Our management believes that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments.

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Management’s Discussion and Analysis

Company Overview

Mogo is a Vancouver-based financial technology company, focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. The MogoAccount takes a mobile-first approach with sign-up in under three minutes. With more than 400,000 members (as of April 2017) and growing, Mogo is leading the shift to digital banking in Canada. We offer four innovative products:

•	Free credit score monitoring;

•	A unique mortgage experience (“MogoMortgage”);

•	Digital spending account (the “Mogo Spending Account”), accessible through a free Mogo Platinum Prepaid Visa® Card (the “MogoCard”); and

•	Personal loans up to $35k with a unique Level Up program.

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding, this MD&A:

•	Launched MogoMortgage, a digital first mortgage solution in the first quarter 2017.

•	Launched the digital Mogo Spending Account product in first quarter 2017.

•	Launched Canada’s first free monthly credit score monitoring product in the fourth quarter 2016.

•	Launched Mogo’s new digital platform including the MogoAccount and iOS app in the third quarter 2016 enabling Mogo to continue to build Canada’s leading digital banking experience.

•	Announced strategic marketing collaboration agreement with Postmedia in the first quarter 2016 providing Mogo with a minimum of $50 million of media value over the next three years. Leveraging the power of Postmedia’s more than 200 trusted brands, audience reach of 12.8 million average monthly unique visitors to its digital properties and 8.3 million weekly print media readership, Mogo has a unique opportunity to accelerate brand awareness while significantly reducing and de-risking marketing spend.

Vision

Our vision is to build the leading digital banking experience in Canada and become the new face of banking for millions of Canadians. By leveraging technology and design, we are building products that are making it easier for consumers to get in control of their financial health. With a free account that only takes 3 minutes to open from any device, we are making it simple for Canadians to add Mogo’s products to their financial wallet and gain value and utility they’re not getting from their banks. Mogo’s goal is to continue to build trust and win more of the consumer’s financial wallet as we continue to expand the products and services we offer through our digital account.

Outlook

With multiple new products on the market and significant technology development activity behind us, we are now well-positioned to realize meaningful savings including a recently implemented initiative in the second quarter that we expect will generate $2.0 million of annualized personnel savings, prior to incurring a one-time cost of $0.1 million. With the implementation of these savings, we have also resumed focus on growing our loan portfolio including new initiatives such as provincial expansion which we expect to include launching certain Mogo products in all other provinces in Canada excluding Quebec. We expect that the combination of these factors will enable us to deliver accelerating revenue growth and improved EBITDA performance in the second half of the year.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: Revenue, gross profit, funding interest expense, contribution(1), contribution margin(1), adjusted EBITDA(1) , adjusted net income (loss) (1), charge-off rate(1) , average revenue per member(1),,Mogo members and gross loans receivable (short-term and long-term) (1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and ARPM)

	Quarters ended March 31,		Percentage
	2017	2016	Change
IFRS Measures
Revenue	$11,281	$12,732	(11)%
Gross profit	7,458	7,811	(5)%
Funding interest expense	1,606	1,439	12%

Non-IFRS Measures
Contribution(1)	3,911	4,327	(10)%
Contribution margin(1)	34.7%	34.0%	-
Adjusted EBITDA(1)	257	(963)	n/a
Adjusted net income (loss) (1)	(3,793)	(4,430)	(14)%
Charge-off rate (1)	20%	19%	-
Average revenue per member (“ARPM” in $) (1)	30	65	(54)%

($000s, except percentages and members)

	As at
					Percentage
			Percentage		Change March
			Change March		31, 2017 to
	March 31,	March 31,	31, 2017 to	December	December 31,
	2017	2016	March 31, 2016	31, 2016	2016
Non IFRS Measures
Mogo Members ('000) (1)	396	204	94%	348	14%
Gross loans receivable – short-term(1)	$10,162	$15,922	(36)%	$12,026	(15)%
Gross loans receivable – long-term(1)	57,387	54,088	6%	57,160	0%
Gross loans receivable (1)	67,549	70,010	(4)%	69,186	(2)%

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Revenue

Revenue for the first quarter of 2017 was $11.3 million, an 11.4% decrease as compared to same period last year. Within this, loan interest and other revenue increased 19.3% to $6.5 million compared to $5.5 million during same period last year. The change in revenue is driven by the Company’s intentional shift from short-term loan products to installment loans and line of credit products, resulting in a decrease of our loan fees and increase in our loan interest revenue and other revenue.

Gross Profit

Gross profit as a percentage of revenue increased to 66.1% during the quarter ended March 31, 2017 from 61.3% for the quarter ended March 31, 2016, whereas in absolute terms gross profit decreased by 4.5% i.e. from $7.8 million to $7.5 million. During the quarter ended March 31, 2017 our gross profit decline is mainly attributable to a decline of our loan fees revenue.

Funding Interest expense

Funding interest expense for the quarter ended March 31, 2017 was $1.6 million, an increase of $0.2 million or 11.6% over the first quarter of 2016. The increase in funding interest expense is mainly related to an increase in interest on the Credit facility – ST, which is due to an increase in facility drawdown as compared to the balance as at March 31, 2016.

Contribution and Contribution Margin (1)

Contribution margin increased to 34.7% during the quarter ended March 31, 2017 from 33.9% for the quarter ended March 31, 2016, whereas in absolute terms contribution decreased by 9.6% i.e. from $4.3 million to $3.9 million. Decrease in our contribution is attributable to a decrease in revenue and increase in our funding interest expense.

Adjusted EBITDA (1)

The Company achieved positive adjusted EBITDA of $0.3 million during the first quarter of 2017. This represents the Company’s third consecutive positive adjusted EBITDA(1)The improvement in adjusted EBITDA was driven by increased operating efficiencies through a significant reduction in our operating expenses during the quarter ended March 31, 2017 as compare to same period last year.

Adjusted Net Income (Loss) (1)

Adjusted net income (loss) during the first quarter of 2017 was $3.8 million, a 14% improvement as compared to the adjusted net income (loss) of $4.4 million during same period last year, a decrease of $0.6 million in adjusted net income (loss). The improvement in adjusted net income (loss) is mainly attributable to a decrease in the Company operating expenses.

Charge-Off Rate (1)

Charge off rate during the quarter ended March 31, 2017 approximately remains the same as compared to same period last year.

Average Revenue per Member (ARPM) (1)

ARPM decreased to $35 in the quarter ended March 31, 2017 compared to $65 during the same period in the prior year. The significant decrease in ARPM is mainly driven by the increase of our member base, due to launching new non-fee based products for our members, such as free credit score.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo Members (1)

The Company added approximately 49,000 members during the quarter ended March 31, 2017. Continuous increase in our member base reflects increased brand awareness through our Post Media marketing collaboration agreement and continuing adoption of the Company’s new and existing products.

Gross Loans Receivable (1)

Gross loans receivable during the quarter ended March 31, 2017, decrease marginally by 2.4% as compare to the balance as at December 31, 2016. Within this, gross loans receivable - long-term was approximately $57.4 million, an increase of $0.2 million or 0.4% compared to the balance as at December 31, 2016. Gross loans receivable – long-term represented 84.9% of the total gross loans receivable as at March 31, 2017, up from 82.6% as at December 31, 2016. A marginal decrease is attributable to a strategic shift away from short-term loan products partially offset by increased gross loan receivable – long term.

Results of Operations

The following table sets forth a summary of our results of operations for quarters ended March 31, 2017 and 2016:

($000s, except per share amounts)

	Quarters ended March 31,
	2017	2016
Revenue	$11,281	$12,732
Cost of revenue	3,823	4,921
Gross Profit	7,458	7,811
Technology and development expenses	2,779	2,236
Customer service and operations expenses	1,941	2,045
Marketing expenses	1,363	2,385
General and administration expenses	2,231	2,815
Operating expenses	8,314	9,481
Income (loss) from operations	(856)	(1,670)
Funding interest expense	1,606	1,439
Corporate interest expense	1,569	1,583
Unrealized foreign exchange loss	(58)	(443)
Unrealized gain on derivative liability	482	(62)
Store closure and related expenses	118	1,464
Other financing (income) expenses	8	2
Income taxes	(8)	1
Net loss after tax	(4,573)	(5,654)
Adjusted EBITDA(1)	257	(963)
Adjusted net income loss (1)	(3,793)	(4,430)
Net loss per share (Basic and fully diluted )	(0.25)	(0.31)

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Revenue

The following table displays the revenue for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Loan fees	$4,781	$7,282	(34)%
Loan interest	4,132	3,621	14%
Other revenue	2,368	1,829	29%
Revenue	11,281	12,732	(11)%

We recognize revenue based on the products we offer and pursuant to the terms of the agreements with our customers. For our short-term loan products, which generally have terms ranging from fourteen to thirty days, we recognize loan fees when assessed to the customer. Our long-term loans fall into two categories: line of credit accounts and installment loans. For our line of credit product, we recognize interest over the reporting period based on the balance outstanding and the contractual interest rate, and recognize fees when assessed to the customer. For our installment loans, we recognize interest on an effective interest rate method basis over the term of the loan and recognize fees when assessed to the customer. Other revenue includes loan protection fees, nonsufficient funds fees, fees related to our MogoCard, brokerage fees on our MogoMortgage and other fees or charges permitted by applicable laws and pursuant to the agreement with our customers. Unpaid and accrued interest and fees are included in “net loans receivable” in our consolidated statement of financial position.

Revenue for the quarter ended March 31, 2017 decreased by 11.4% or $1.4 million to $11.3 million compared to $12.7 million for the quarter ended March 31, 2016.

Loan fees for the quarter ended March 31, 2017 decreased by 34.3% or $2.5 million to $4.8 million compared to $7.3 million for the quarter ended March 31, 2016. The decrease was driven by the Company’s intentional shift away from short-term loan products in favour of its long-term installment loan and line of credit products.

Loan interest for the quarter ended March 31, 2017 increased by 14.1% or $0.5 million to $4.1 million compared to $3.6 million for the quarter ended March 31, 2016. The increase in loan interest was driven by the continued increase in the Company’s installment loan and credit line products and corresponding growth in long-term gross loans receivable outstanding.

Other revenue for the quarter ended March 31, 2017 increased by 29.5% or $0.5 million to $2.4 million compared to $1.8 million for the quarter ended March 31, 2016. The growth in other revenue represents ancillary revenue such as loan protection fees and mortgage brokerage fees.

The Company continues to focus on growing its long-term loan products and new products, including MogoMortgage, and expects loan interest and other revenue to represent an increasing percentage of total revenue.

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Management’s Discussion and Analysis

Cost of revenue

The following table displays the cost of revenue for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Provision for loan losses, net of recoveries	$2,839	$4,019	(29)%
Transaction costs	984	902	9%
Cost of revenue	3,823	4,921	(22)%
As a percentage of revenue	34%	39%

Cost of revenue consists of provision for loan losses, net of recoveries and transaction costs. Provision for loan losses, net of recoveries consists of amounts charged to income during the period to maintain an allowance for loan losses estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions.

The cost of revenue for the quarter ended March 31, 2017 decreased by 22.3% or $1.1 million, to $3.8 million from $4.0 million for the quarter ended March 31, 2016. This decrease in cost of revenue during the quarter ended March 31, 2017 was mainly due to reduction in our loan loss provision. The cost of revenue as a percentage of revenue decreased from 38.7% for the quarter ended March 31, 2016 to 33.9% for the quarter ended March 31, 2017.

Reflecting the Company’s continued strong underwriting performance, provision for loan losses as a percentage of revenue was 25.2% for the quarter ended March 31, 2017, compared to 31.6% for the quarter ended March 31, 2016.

Transaction costs are a variable cost incurred with third-party vendors that relate directly to the acquisition and processing of new customers (excluding marketing) and include such expenses as payment processing fees, underwriting and credit scoring, loan system transaction fees, costs of the Company’s loan protection program and fees related to our MogoCard program. Transaction costs as a percentage of revenue during the current quarter decreased by 9.1% compared to the quarter ended March 31, 2016.

Gross Profit

The following table provides the gross profit for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Gross Profit	$7,458	$7,811	(5)%
Gross Profit %	66%	61%

Gross profit for the quarter ended March 31, 2017 was $7.5 million compared to $7.8 million for the quarter ended March 31, 2016 a marginal decrease of $0.4 million or 4.5% as a result of decrease in revenue due to lower gross loans receivable during the period. Gross profit as a percentage of revenue increased to 66.1% for the quarter ended March 31 2017 from 61.3% for the quarter ended March 31, 2016. This is primarily due to the decrease in provision for loan losses, driven by strong underwriting performance.

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Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Technology and development expenses	$2,779	$2,236	24%
As a percentage of revenue	25%	18%

Technology and development expenses consist primarily of personnel and related costs of our development, business intelligence, product development and IT infrastructure employees. Additional expenses include third-party data acquisition expenses, professional services, consulting costs, expenses related to the development of new products and technologies and maintenance of existing technology assets, amortization of capitalized software costs related to our technology platform and allocated overhead.

Technology and development expenses in the quarter ended March 31, 2017 were $2.8 million, an increase of $0.5 million or 24.3% compared to the same quarter of 2016.

The increase was primarily attributable to an increase in amortization cost related to recently completed projects along with the projects put into use during latter half of 2016, and other technology related expenses as we continued development of our fully digital financial services platform including further improvements to our customer experience, self-service capabilities and operational efficiencies as well as development of new products. Specific initiatives during the last quarter include: continuous investment in the development of our new Mogo Spending Account and card product, Android app, Liquid digital loan portal and new mortgage product. Moreover during the quarter ended March 31, 2017, the Company also managed to complete enhancements to its Mogo Card program and iOS mobile app and member account application program.

Technology and development headcount decreased by 6 from 100 at December 31, 2016 to 94 at March 31, 2017. Technology and development expenses as a percentage of revenue grew from 17.6% during the quarter ended March 31, 2016 to 24.6% during the first quarter of 2017. Technology and development expenses included the stock compensation costs related to the technology team of $0.1 million. Excluding the stock compensation expenses, the net technology and development expenses for the quarter ended March 31, 2017 was $2.7 million, or 23.7% of revenue during the quarter.

The capitalization of technology and development expenses for the quarter ended March 31, 2017 was $1.4 million as compared to $1.5 million for the first quarter of 2016, a decrease of $0.1 million. As the Company’s new products will be put into use, we are expecting a corresponding increase in our amortization cost. The significant spending on technology highlights the Company’s commitment to investing in its technology platform for future product and service improvements.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform and customer experience.

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Management’s Discussion and Analysis

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Customer Service and Operations expenses	$1,941	$2,045	(5)%
As a percentage of revenue	17%	16%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel-related costs related to customer support and collections employees. Additional expenses include third-party expenses related to credit data sources, collections and allocated overhead.

Customer service and operations (“CS&O”) expenses for the quarter ended March 31, 2016 decreased by $0.1 million or 5.1%, to $1.9 million from $2.0 million for the first quarter of 2017. The decrease in CS&O expenses for the reported period was primarily attributable to lower personnel costs, despite growth in gross loan receivable during the period, as a result of continued improvement in operational efficiencies and store closure during first quarter of 2016.

CS&O expenses as percentage of revenue increased marginally from 16.1% for the quarter ended March 31, 2016 to 17.2% for the first quarter of 2017. This was primarily driven by the increase in credit score costs related to our free monthly credit score product. CS&O headcount increased from 113 at December 31, 2016 to 121 at March 31, 2017, primarily due to the hiring of mortgage brokers and other personnel to support our MogoMortgage product.

Management expects CS&O expenses may rise over time in absolute dollars as we move ahead with our new products including the Mogo Spending Account and MogoCard and MogoMortgage. This increase will be moderated somewhat by benefits from increased scale and the implementation of additional enhancements to our technology platform, including features that enable an even greater level of customer self-service.

Marketing Expenses

The following table provides the marketing expenses for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Marketing expenses	$1,363	$2,385	(43)%
As a percentage of revenue	12%	19%

Marketing expenses consist of salaries and personnel-related costs of our marketing employees, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), revenue share payments to Postmedia, public relations, promotional event programs, corporate communications, and allocated overhead.

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Management’s Discussion and Analysis

For the quarter ended March 31, 2017, marketing expenses were $1.4 million, a decrease of 42.9% or $1.0 million compared to the first quarter of 2016. The decrease in marketing expenses was mainly due to cost savings resulting from the marketing collaboration agreement with Postmedia in January 2016.

Under the marketing collaboration with Postmedia, Mogo is able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. The agreement requires Mogo to pay Postmedia a performance-based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million subject to certain adjustments. Mogo also paid a set-up fee in the amount of $1.17 million and issued Postmedia a five-year warrant to acquire up to 1,196,120 common shares of Mogo for a subscription price of $1.2 million. The amounts included in marketing expenses related to the agreement with Postmedia, consisting of the performance–based revenue-share payments, amortization of set-up fee and amortization of fair value of warrants represented $0.6 million of the total marketing expenses for the quarter.

Marketing expenses as a percentage of revenue decreased to 12.1% for the quarter ended March 31, 2017 compared to 18.7% for the first quarter of 2016. It is consistent with the Company’s strategy to leverage the Postmedia partnership for driving marketing and brand awareness. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia as well as investing additional resources in other third-party marketing channels which it believes will enhance to its overall marketing strategy.

General and Administration Expenses

The following table provides the general and administration expenses for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
General and administration expenses	$2,231	$2,815	(21)%
As a percentage of revenue	20%	22%

General and administration expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, funding, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal, occupancy, other corporate expenses and travel.

General and administration expenses for the quarter ended March 31, 2017 were $2.2 million, a decrease of 20.7% or $0.6 million from the first quarter of 2016. The decrease in general and administration expenses was primarily driven by process improvement driving operational efficiencies and costs savings as a result of a decrease in professional fees and corporate expenses.

As a percentage of revenues, general and administration expenses decreased from 22.1% for the quarter ended March 31, 2016 to 19.8% for the quarter ended March 31, 2017. General and administration expenses include stock compensation costs related to administration personnel. Excluding stock compensation expenses, the net general and administration expenses in the quarter ended March 31, 2016 was $2.7 million, or 21.0% of revenue and $2.1 million, or 18.9% of revenue for the quarter ended March 31, 2017.

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Management’s Discussion and Analysis

Funding Interest Expense

The following table provides a breakdown of funding interest expense for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Funding interest expense - Credit Facility-ST	$953	$857	11%
Funding interest expense - Credit Facility-Liquid	653	582	12%
Total funding interest expense	1,606	1,439	12%
As a percentage of revenue	14%	11%

Funding interest expense is the funding cost (including interest expense, fees, and amortization of deferred financing costs) we incur in connection with the Credit Facilities which we use to fund our lending activities.

Funding interest expense for the quarter ended March 31, 2017 was $1.6 million, an increase of $0.2 million or 11.6% over the first quarter of 2016. Funding interest expense as a percentage of revenue increased to 14.2% for the quarter ended March 31, 2017 compared to 11.3% for the same periods of 2016 due to increased usage of the Credit Facilities as a result of the growth of our gross loans receivable – long-term.

Management expects funding costs to continue to increase in absolute dollars in the future as our loan portfolio grows.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Corporate interest expense	$1,569	$1,583	(1)%
Unrealized foreign exchange (gain) loss	(58)	(443)	(87)%
Unrealized loss (gain) on derivative liability	482	(62)	n/a
Store closure and related expenses	118	1,464	(92)%
Other financing expense	8	2	300%
Total other (income) expense	2,119	2,544	(17)%
As a percentage of revenue	19%	20%

Corporate interest expense consists of interest expense and amortization of deferred debt financing costs incurred on our subordinated debentures. The corporate interest expense for the quarter ended March 31, 2017 remained essentially at the same level as the first quarter of 2016.

Effective March 8, 2016, the Company closed all eight legacy retail stores to align operations with Mogo’s strategic goal of building the leading digital financial brand in Canada. As a result of these closures, the Company incurred $326,044 in one-time cash costs. Of these costs, $283,690 was recorded in Q1 2016 and the remaining amount of $42,354 was recorded in Q2 2016. For non-cash closing costs, the Company recorded a liability associated with the terminated lease agreements in the amount of $966,941 and $213,208 of related property and equipment was written-off. During the three months period ended March 31, 2017, the Company relocated one of its offices, and recorded a liability associated with the terminated lease agreement in the amount of $118,345.

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Management’s Discussion and Analysis

Our presentation and functional currency is in Canadian (CAD) dollars. Our operations are based in Canada and we derive all of our revenue in CAD dollars. The Company recognized unrealized foreign exchange gains of $0.5 million for the quarter ended March 31, 2017 and unrealized foreign exchange gain of $0.06 million for the quarter ended March 31, 2016. Unrealized foreign exchange gains are associated with the translation of our $4.8 million in United States dollar denominated debentures.

The unrealized gains and losses on derivative liability includes warrants issued to our lender. During December 2016, the Company issued further 500,000 warrants to its lender resulting in an increase of unrealized loss on derivative liability during the quarter ended March 31, 2017. These warrants are revalued at each reporting period using the Black-Scholes option pricing model; which require inputs including the Company’s current stock price, volatility, risk free interest rate and expected life. The change in any of the inputs will change the fair value of liability and the value recorded in the consolidated statement of loss. The increase in unrealized gain and losses during the current period has resulted due to an increase in the Company’s share price as compare to the last reporting period ended December 31, 2016.

The total other (income) expense as a percentage of revenue decreased slightly to 18.8% in the quarter ended March 31, 2017 from 20.0% in the same period of 2016.

Net loss, Adjusted EBITDA, Adjusted net loss, Basic and fully diluted loss per share

The following table provides the summary of net loss, adjusted EBITDA, and loss per share for the quarters ended March 31, 2017 and March 31, 2016:

($000s, except percentages)

	Quarters ended March 31,		Percentage
	2017	2016	Change
Net loss before tax	$(4,573)	$(5,653)	(19)%
Adjusted EBITDA(1)	257	(963)	n/a
Adjusted net income (loss) (1)	(3,793)	(4,430)	(14)%
Basic and fully diluted loss per share	(0.25)	(0.31)	(20)%

Net loss for the quarter ended March 31, 2017 decreased to $4.6 million from $5.7 million for the first quarter of 2016.

Adjusted EBITDA(1) was $0.3 million for the quarter ended March 31, 2017, an improvement of $1.2 million compared to the first quarter of 2016. The adjusted net income (loss)(1) was $3.8 million for the quarter ended March 31, 2017, improved by 14.4% from the first quarter of 2016.

The Adjusted EBITDA(1) calculation for quarter ended March 31, 2017 excluded the amortization of warrant expenses and amortization of setup fees associated to the marketing collaboration agreement with Postmedia.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides the key balance sheet components:

($000s)	As at
	March 31, 2017	December 31, 2016
Cash and cash equivalents	$15,891	$18,624
Net loans receivable	60,774	61,875
Total assets	96,178	99,027
Credit facilities	45,825	45,943
Debentures	40,040	40,092
Total liabilities	94,766	93,325

Loans Receivable

The following table provides a breakdown of loans receivable:

($000s)	As at
	March 31, 2017	December 31, 2016
Gross loans receivable – short-term(1)	$10,162	$12,026
Gross loans receivable – long-term(1)	57,387	57,160
Gross loans receivable	67,549	69,186
Allowance for loan losses	(6,775)	(7,311)
Net loans receivable	60,774	61,875

Gross loans receivable is an IFRS measure the Company uses to assess its asset growth and capital efficiency. We consider the growth in gross loans receivable to be a key element of the Company’s performance as it increases our revenue generating assets and represents a growing customer base to which the Company can market additional products that leverage its digital platform. One of our strategies is to grow our longer-term loan portfolio as it not only drives interest revenue in the current period, but more importantly builds a longer-term revenue stream as these loans remain outstanding longer. Growth in gross loans receivable is driven by several factors including an increased number of customers and increase in average loan amount.

Net loans receivable were $60.8 million as at March 31, 2017, a decrease of $1.1 million compared to $61.9 million at December 31, 2016. During the quarter, we continued our focus on prudently growing our long-term loan portfolio while balancing this growth with continued investment in our technology platform and new products. Within this, gross loans receivable - long-term was approximately $57.4 million, an increase of $0.2 million or 0.4% compared to the balance as at December 31, 2016. Gross loans receivable – long-term represented 84.9% of the total gross loans receivable as at March 31, 2017, up from 82.6% as at December 31, 2016.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

The following table provides the breakdown of loans receivable by geographic distribution:

($000s, except percentages)	As at
	March 31, 2017				December 31, 2016
	AB	BC	ON	Total	AB	BC	ON	Total
Gross loans receivable	$9,259	$11,721	$46,569	$67,549	$10,065	$11,800	$47,321	$69,186
% of total gross loans receivables	14%	17%	69%	100%	15%	17%	68%	100%

Outstanding loans receivable originated in Ontario remains the major portion of our total gross loans receivable portfolio. The outstanding loans receivable originated in Alberta, as a percentage of total loans receivable decreased from 14.9% as at December 31, 2016 to 13.7% as at March 31, 2017, mainly offset by the increase in Ontario for the same periods reported.

The allowance for loan losses was $6.8 million at March 31, 2017, down from $7.3 million at December 31, 2016. The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses provides for future loan charge-offs that have not yet occurred within the portfolio of consumer loans receivable at the end of the period. The Company’s methodology for calculating the allowance for loan losses is described below.

($000s)	As at
	March 31, 2017	December 31, 2016
Allowance for loan losses, beginning of year	$7,311	$6,567
Provision for loan losses	3,299	16,988
Loans charged-off	(3,835)	(16,244)
Allowance for loan losses, end of year	6,775	7,311

An aging analysis of the loans receivable portfolio at the end of the period is as follows:

($000s, except percentages)	As at
	March 31, 2017	% of Total	December 31, 2016	% of Total
Not past due	$61,043	90%	$61,648	89%
1 to 30 days past due	1,368	2%	1,338	2%
31 to 60 days past due	1,092	2%	1,205	2%
61 to 90 days past due	973	1%	1,223	2%
91 to 180 days past due	3,073	5%	3,772	5%
Gross loans receivable	67,549	100%	69,186	100%
Allowance for loan losses	(6,775)		(7,311)
Net loans receivable	60,774		61,875

The Company assesses its allowance for loan losses at each reporting date. In determining the allowance for estimated losses on its loans receivable portfolio, the Company applies a systematic methodology. Outstanding loans are divided into discrete groups of short-term loans and long-term loans, with long-term loans being further divided into line of credit accounts and installment loans, and are analyzed as current or delinquent. Increases in the provision for loan losses, net of recoveries are recorded as a “cost of revenue” in the consolidated statements of income.

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Management’s Discussion and Analysis

The Company fully reserves and charges off consumer loans once the loan or a portion of the loan has been classified as delinquent for 180 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. Consumer loans classified as delinquent generally have an age of 1 to 179 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged to the allowance are credited to the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Credit Facilities

($000s)	As at
	March 31, 2017	December 31, 2016
Credit Facility - ST	$24,578	$25,145
Credit Facility - Liquid	21,247	20,798
Total Credit Facility outstanding balance	45,825	45,943

The Credit Facility - ST consists of a revolving loan up to a maximum of $30 million. The Credit Facility - ST can be expanded to $50 million with the consent of the lender. The amount drawn on the Credit Facility - ST as at March 31, 2017 was $24.7 million ($25.3 million at December 31, 2016) with unamortized deferred financing costs of $0.1 million as at March 31, 2017 ($0.2 million at December 31, 2016) netted against the amount owing.

The Credit Facility - Liquid consists of a term loan up to a maximum of $50 million. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at March 31, 2017 was $22.4 million (December 31, 2016 – $22.0 million) with unamortized deferred financing costs of $1.1 million (December 31, 2016 –$1.2 million) netted against the amount owing.

Both credit facilities are subject to certain covenants and events of default. During 2016 certain amendments have been made to the Credit Facility – ST and the Credit Facility – Liquid including:

•	June 2016 amendments to the Credit Facility - ST including an extension of the maturity date from February 24, 2017 to July 2, 2018, an increase in the funding rate for line of credit products and removal of the financial covenant requiring the Company achieve positive net income in Q1 2017 and each fiscal year thereafter.

•	December 2016 amendments to the Credit Facility – Liquid including an extension of the origination period until December 31, 2017 (the maturity date remains September 2020), an increase in the effective funding rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements.

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Management’s Discussion and Analysis

Debentures

($000s)	As at
	March 31, 2017	December 31, 2016
Debentures	$40,040	$40,092

We have subordinated debentures that were historically used to finance the operations of our business including much of our loans receivable. The debentures require interest-only payments bearing annual interest rates ranging between 12.0% and 18.2% (December 31, 2016 — 12.0% and 18.2%) with principal amounts maturing at various periods beginning March 1, 2017 and through to March 1, 2021.

The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – ST or July 2, 2018, being the maturity date of the Credit Facility – ST. In the event that the Credit Facility – ST is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then $9,546,958 of the balance listed with a current repayment date in 2018 will be repaid in 2017 and $2,848,032 will be repaid in 2018 prior to July 2, 2018.

The following table sets out our debentures as of March 31, 2017:

	Balance as at
	March 31,2017	Maturity Dates	Annual Interest Rates
Series A	$21,536,157	From 07/02/2018 to 04/01/2020	From 14.5% to 15.0%
Series B	$1,893,040	From 07/02/2018 to 03/01/2020	From 13.5% to 14.0%
Series C	$400,001	From 07/02/2018 to 03/01/2019	13.0%
Series D	$50,000	07/02/2018	12.0%
Series E	$150,000	From 03/01/2019 to 03/01/2020	15.0%
Series F	$300,000	07/02/2018	18.0%
Series AA	$3,427,000	From 11/08/2018 to 03/01/2019	16.0%
Series BB	$1,723,000	From 03/01/2019 to 03/01/2021	From 15.0% to 17.0%
Series CC	$7,923,051	From 07/02/2018 to 03/01/2019	From 13.0% to 18.0%
Series EE	$1,285,000	07/02/2018	15.0%
Series FF	$170,000	07/02/2018	14.0%
Series 1C	$1,177,424	From 03/01/2019 to 31/01/2020	14.0%
Other	$5,000	07/02/2018	24.0%
	$40,039,673

Transactions with Related Parties

The significant related-party transactions that occurred during the quarter ended March 31, 2017 were transactions with debenture holders that incur interest. Interest incurred on related party debenture balances during the quarter totaled $0.1 million compared to $0.1 million incurred during same period of last year. Debenture balances include $2.2 million due to related parties, as at March 31, 2017 ($2.6 million as at December 31, 2016). The related parties involved in such transactions were (i) members of the family of Praveen Varshney, a director of the Company, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) members of the family of Gregory Feller, a director and officer of the Company, and entities which are directly or indirectly controlled by members of Mr. Feller’s family; and (iii) members of the family of David Feller, a director and officer of the Company and entities which are directly or indirectly controlled by members of his family. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Included in the loan receivable amount is $22,050 as of March 31, 2017 (December 31, 2016 – $24,555) due from a related party.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except percentages, per share amount and ARPM)

	2017	2016					2015
	First	Fourth		Third	Second	First	Fourth	Third	Second
	Quarter	Quarter		Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Income Statement Highlights
Revenue	$11,281	$11,827		$12,612	$12,699	$12,732	$12,509	$11,552	$10,325
Cost of revenue	3,823	4,061		5,011	5,168	4,921	4,704	4,331	3,924
Gross profit	7,458	7,766		7,601	7,532	7,811	7,806	7,221	6,402
Operating expenses	8,314	7,859		8,011	9,052	9,481	10,453	11,192	8,820
Loss from operations	(856)	(93)		(410)	(1,521)	(1,670)	(2,648)	(3,971)	(2,418)
Funding interest expense	1,606	1,593		1,589	1,499	1,439	1,222	821	800
Net loss before tax	(4,581)	(3,227)		(3,577)	(4,634)	(5,653)	(5,596)	(6,803)	(4,684)

Per Share Highlights
Net Loss per common share (Basic and fully diluted)	(0.25)	(0.18)		(0.20)	(0.25)	(0.31)	(0.43)	(0.38)	(0.26)

Non-IFRS Financial Measures
Contribution(1)	3,911	4,430		4,236	4,367	4,327	4,171	4,006	3,477
Contribution margin(1)	35%	38%		34%	34%	34%	33%	35%	34%
Adjusted EBITDA(1)	257	1,059		518	(518)	(963)	(1,459)	(3,156)	(1,948)
Adjusted net loss (1)	(3,793)	(2,977	)(2)	(3,347)	(4,218)	(4,430)	(4,818)	(5,970)	(4,664)
Charge-off rate(1)	20%	21%		23%	22%	19%	19%	23%	30%
Average revenue per member(1) (ARPM in $)	30	37		49	59	65	73	82	93

($000s)	As at
	2017	2016				2015
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Balance Sheet Highlights
Net loans receivable	$60,774	$61,875	$63,187	$63,017	$62,698	$61,768	$48,305	$33,057
Total Assets	96,178	99,027	103,523	104,459	107,620	107,342	100,620	95,548
Total Liabilities	94,766	93,325	94,894	92,516	91,472	87,317	75,633	64,182

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	The Company slightly revised its Adjusted Net Income (loss) for the fourth quarter and year ended December 31, 2016 to $2.98 million and $14.98 million, from the previously published $2.83 million and $14.83 million, respectively, to reflect the addition of a non-recurring, non-operating expense of $0.15 million during Q4 2016.

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Management’s Discussion and Analysis

Economic Conditions

Changes in the overall economy may impact our business in several ways, including demand for our products, credit performance and funding costs.

•	Demand for Our Products. In a strong economic climate, demand for our products may increase as consumer spending increases. In addition, more potential customers may meet our underwriting requirements to qualify for a loan. Traditional lenders may also approve loans for a higher percentage of our potential customers. In a weakening economic climate or recession, the opposite may occur.

•	Credit Performance. In a strong economic climate, our customers may experience improved cash flow and liquidity, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur. We factor economic conditions into our loan underwriting analysis and allowance for loan losses, but changes in economic conditions, particularly sudden changes, may affect our actual loan losses.

•	Loan Losses. Our underwriting process is designed to limit our loan losses to levels compatible with our business strategy and financial model. Our aggregate loan losses since 2012 have been consistent with our financial targets. Our overall loan losses are affected by a variety of factors, including external factors such as prevailing economic conditions and unusual events such as natural disasters, as well as internal factors such as the accuracy of our internal credit scoring process, the effectiveness of our underwriting process and the introduction of new products with which we have less experience to draw upon when forecasting their loss rates. Our loan losses may vary in the future.

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of the IPO which raised $50 million in 2015 and prior private placements of preferred shares and placements of debentures, credit facilities and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market condition and support its long-term growth. In the near-term, management expects to extend or refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures discussed below when they become due and payable.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the quarters ended March 31, 2017 and March 31, 2016:

($000s)

	Quarters ended March 31,
	2017	2016

Cash provided by (used in) operating activities before investment in loans receivable	$1,260	$590
Cash invested in loans receivable	(2,197)	(5,225)
Cash used in operating activities	(937)	(4,635)
Cash used in investing activities	(1,573)	(2,136)
Cash provided by financing activities	(224)	3,669
Net increase (decrease) in cash for the period	(2,734)	(3,102)

Cash provided by (used in) operating activities

Our operating activities have consisted primarily of funding our short-term and long-term loan originations, including payment of associated direct costs and receipt of associated fees, offset by customer repayments of these short-term and long-term loans.

Cash used in operating activities for the quarter ended March 31, 2017 was $1.0 million. Included in these amounts were net cash investments in loans receivable of $2.2 million. If these net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash flow provided by operating activities would be $1.3 million and $0.6 million during the current quarter ended March 31, 2017 and the same quarter of previous year respectively.

Cash provided by (used in) investing activities

Our investing activities have consisted primarily of purchases of property and equipment of $0.2 million for the quarter ended March 31, 2017 compared to $0.5 million for the same period last year, and software and capitalized software development costs of $1.4 million for the quarter ended March 31, 2017 compared to $1.6 million for the same period last year. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, the increases in employee headcount and the development cycles of our internal-use technology.

For the quarter ended March 31, 2017 cash used for the purchase of property and equipment and investment in software was $1.6 million, a decrease of $0.6 million for the same period of 2016. We expect to continue to invest in additional property and equipment and invest in additional internal-use software to support the growth in our customer base and the continued build out of our digital technology platform and new products.

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, convertible preferred shares, debentures and borrowings from the Credit Facilities.

Cash provided by financing activities for the quarter ended March 31, 2017 was $0.2 million, a decrease of $3.9 million compared to $3.7 million for the same period of 2016, mainly due to decrease in withdrawal from credit facility and issuance of warrants.

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Management’s Discussion and Analysis

Contractual Obligations

The following table illustrates the contractual obligations as at March 31, 2017, including commitments relating to leasing contracts:

($000s)

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commitments
Estimated lease payments	$901	$2,759	$85	-
Accounts payable	6,749	-	-	-
Credit Facility – ST	-	24,722	-	-
Credit Facility - Liquid	-	-	22,383	-
Debentures	-	36,854	3,186	-
Total contractual obligations	7,650	64,335	25,654	-

The following table illustrates the contractual obligations as at December 31, 2016, including commitments relating to leasing contracts:

($000s)

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commitments
Estimated lease payments	$1,418	$2,311	$693	-
Accounts payable	5,594	-	-	-
Credit Facility - ST	-	25,319	-	-
Credit Facility - Liquid	-	-	22,017	-
Debentures	-	38,667	1,425	-
Total contractual obligations	7,012	66,297	24,135	-

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

As of May 8, 2017, our authorized capital consists of an unlimited number of common shares with no stated par value. Changes in the number of common shares, options, restricted share units and deferred shares units outstanding during the quarter and the outstanding balances as at May 8, 2017 are as follows:

		Net issued		Net issued
	Number	(grants,	Number	(grants,	Number
	outstanding	repurchases,	outstanding at	repurchases,	outstanding
	at December	cancellations	March 31,	cancellations	at May 5,
Class of Security	31, 2016	and exercises)	2017	and exercises)	2017
Common Shares	18,280,210	18,748	18,298,958	-	18,298,958
Stock Options	2,302,336	139,533	2,441,869	-	2,441,869
Restricted Share Units	145,247	(18,748)	126,499	-	126,499
Common share purchase warrants	1,877,776	-	1,877,776	-	1,877,776

Our outstanding common shares increased by 18,748 shares during quarter ended March 31, 2017 as a result of the conversion of restricted share units (“RSUs”).

Our outstanding stock options increased by 139,533 during the quarter ended March 31, 2017 as a result of 161,550 options being granted less 22,017 options that were forfeited. Our outstanding restricted share units decreased by 18,748 restricted share units during the quarter ended March 31, 2017 as a result of conversion to common shares.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in our financial statements.

The Company acts as a lender and has little concentration of credit risk with any particular individual, company or other entity relating to these services, however the Company is subject to a higher level of credit risk due to the credit constrained nature of many of the Company’s customers and in circumstances in which they do not comply with the Company’s policies and procedures. The credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs ongoing credit evaluations, aging of loans receivable, payment history and allows for uncollectible amounts when determinable.

The credit risk decisions on the Company’s loans receivable are made in accordance with policies and procedures and are impacted by both the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company evaluates the concentration of risk with respect to customer loans receivable as low, as its customers are located in several jurisdictions and operate independently. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

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Management’s Discussion and Analysis

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company currently does not actively hedge foreign currency risk and transacts in foreign currencies on a spot basis. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars.

($000s)	As at
	March 31, 2017	December 31, 2016
Cash	$50	$65
Debentures	4,770	4,870

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its Credit Facilities that bears interest that fluctuates with LIBOR. As at March 31 2017, LIBOR was 0.98% (December 31, 2016 – 0.77%). The Credit Facility - ST has a LIBOR floor of 2% and the Credit Facility - Liquid has a LIBOR floor of 1.5%. The minimal basis point change in LIBOR did not increase or decrease interest expense. The debentures have fixed rates of interest.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends or issue debt.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our annual information form dated March 7, 2017 for the year ended December 31, 2016 and elsewhere in this MD&A.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures., Contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), charge-off rate, annual revenue per member, Mogo members, Gross loans receivable (short-term and long-term) and cash provided by (used in) operating activities before investment in loans receivable are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

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Management’s Discussion and Analysis

We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non-IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as revenue less transaction expenses, bad debt expense, funding interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Contribution and contribution margin have varied from period to period and have generally increased over time. Factors that affect our contribution and contribution margin include revenue mix, transaction and bad debt expenses, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)

	Quarters ended March 31,
	2017	2016
Loss before income taxes	$(4,581)	$(5,653)
Technology and development expenses	2,779	2,236
Marketing expenses	1,363	2,385
General and administration expenses	2,231	2,815
Corporate interest expense	1,569	1,583
One-time expenses	118	1,464
Other financing expenses	8	2
Unrealized foreign exchange loss	(58)	(443)
Unrealized loss (gain) on derivative liability	482	(62)
Contribution	3,911	4,327

Revenue	11,281	12,732
Contribution Margin	35%	34%

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, funding interest expense, corporate interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. This measure differs from contribution in that adjusted EBITDA includes additional operating costs, such as general and administration expenses and marketing, but excludes funding interest costs.

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Management’s Discussion and Analysis

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)

	Quarters ended March 31,
	2017	2016
Loss before income taxes	$(4,581)	$(5,653)
Depreciation and amortization	875	445
Stock-based compensation	246	265
Funding interest expense	1,606	1,439
Corporate interest expense	1,569	1,583
Unrealized foreign exchange loss	(58)	(443)
One-time expenses	118	1,464
Unrealized loss (gain) on derivative liability	482	(62)
Adjusted EBITDA	257	(963)

Adjusted Net Income (Loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and non-recurring non-operating expenses. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net income (loss) includes depreciation and amortization, funding interest expense and corporate interest expense so is a more complete picture of the company’s overall performance.

The following table presents a reconciliation of adjusted net income (loss) to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)

	Quarters ended March 31,
	2017	2016
Loss before income taxes	$(4,581)	$(5,653)
Stock-based compensation	246	265
Unrealized foreign exchange (gain) loss	(58)	(443)
Unrealized loss (gain) on derivative liability	482	(62)
One-time expenses	118	1,464
Adjusted net loss	(3,793)	(4,430)

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Management’s Discussion and Analysis

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

The following table presents a reconciliation of charge-off rate to gross loans receivable, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)

	Quarters ended March 31,
	2017	2016

Charge-off net of recoveries	$3,374	$3,274
Gross loans receivable - opening balance	69,186	68,335
Gross loans receivable - ending balance	67,549	70,010
Simple average of the Gross loans receivable - opening/ending balance	68,368	69,173
Charge-off rate (annualized)	20%	19%

Average Revenue per Member

ARPM is a non-IFRS financial measure that we calculate ARPM as the total revenue during a period divided by the average number of Mogo members in the period. ARPM measures the revenue that each Mogo member contributed during the reported period. We believe the ARPM is one of the key drivers of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table presents a reconciliation of average revenue per member to revenue, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except Mogo members and ARPM)

	Quarters ended March 31,
	2017	2016
Revenue	$11,281	$12,732
Number of Mogo members – opening (000s)	348	186
Number of Mogo members – ending (000s)	396	204
Simple average of numbers of Mogo Members (000s)	372	195
Average revenue per member (ARPM in $)	$30	$65

Mogo Members

Mogo Members is not a financial measure. Mogo Members refers to the number of individuals who have signed up for one or more of our products and services including: consumer loans, prepaid visa card, mortgage, free credit score with free monthly credit score monitoring, unique content, or events. We no longer consider an individual to be a Mogo Member if they have not used or engaged with any of our products or services in the last 12 months. Customers are Mogo Members who have accessed one of our loan products, the MogoCard, or the MogoMortgage. Management believes that the size of our Mogo Member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo Members will continue to grow over time.

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Management’s Discussion and Analysis

Gross loans receivable (short-term and long-term)

Gross loans receivable (short-term and long-term) are non-IFRS financial measures which refer to loans receivable relating to the initial term of our loans receivable. We use the term “gross loans receivable – short-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of less than one year, which we refer to as “short-term loan products”. We use the term “gross loans receivable – long-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of one year or more, which we refer to as “long-term loan products”. These include lines of credit that have a term of one year and installment loans that have terms of up to five years. We consider it important to highlight our increased focus on growing our long-term loan portfolio as we execute on our strategy of being a full credit spectrum lender with a loan portfolio that is longer-term in nature. Recent legislative changes impacting certain short-term loans, including the reduction of maximum allowable fees, have been implemented in Alberta, British Columbia and Ontario. Further amendments are being contemplated in Ontario and we are considering the potential impact of these changes, if any, while we continue the emphasis on growing our long-term portfolio and our new fee-based products.

Gross loans receivable represents the total amount of principal and fees outstanding to our customers at the end of the period before any provision for potential future charge-offs. We segregate gross loans receivable between loans receivable – short-term and gross loans receivable – long-term, both of which are non-IFRS financial measures. Under IFRS, receivables are classified as ‘current’ or ‘non-current’ having maturities from the balance sheet date of 12 months or less and greater than 12 months, respectively.

The following table presents a reconciliation of gross loans receivable – short-term and gross loans receivable – long-term to gross loans receivable, the closest comparable IFRS financial measure:

($000s)	As at
	March 31, 2017	December 31, 2016
Gross loans receivable – short-term	$10,162	$12,026
Gross loans receivable – long-term	57,387	57,160
Gross loans receivable	67,549	69,186

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Management’s Discussion and Analysis

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is calculated as excluding net cash used in loans investment from net cash used in operating activities. We consider cash provided by (used in) operating activities before investment in gross loans receivable to be a useful measure for understanding the cash flow used in our operations excluding our investment in loans receivable on our balance sheet. Specifically, as we continue to grow our loan receivables we expect to continue to invest significant capital in this asset on our balance sheet. However, we think it is also important for investors to understand and track the point at which our operations (excluding this investment) are generating positive cash flow so that we will be required to draw less cash from our credit facilities and cash balances to fund this investment.

The following table presents a reconciliation of cash provided by (used in) operating activities before investment in gross loans receivable, the most comparable IFRS financial measure for each of the period indicated:

($000s)

	Quarters ended March 31,
	2017	2016

Net cash used in operating activities	$(937)	$(4,635)
Increase in loans receivable	(2,197)	(5,225)
Cash provided by (used in) operations before investment in loans receivable	1,260	590

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and notes. These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the Consolidated Statement of Comprehensive Loss in the period of the change and in any future periods affected.

The areas where judgments, estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include share-based payments, as described above, and the following:

Loans receivable

Loans receivable are stated after evaluation as to their collectability and an appropriate allowance for loan losses is provided where considered necessary. The Company has determined the likely impairment loss on loans receivable which have not maintained the loan repayments in accordance with the loan contract or where there is other evidence of potential impairment. The methodology and assumptions used in setting the loan allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Our provision for loan losses included in the allowance consists of amounts charged to income during the period to maintain an allowance for loan losses estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions.

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Management’s Discussion and Analysis

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where we operate and generate taxable income.

Deferred income tax assets and liabilities are recorded for the temporary differences between transactions that have been included in the financial statements or income tax returns. Deferred income taxes are provided for using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities and for certain carry-forward items.

Deferred income tax assets are recognized only to the extent that, in the opinion of management, it is probable that the deferred income tax assets will be realized.

The recognition of deferred tax assets requires that we assess future taxable income available to utilize deferred tax assets related to deductible or taxable temporary differences. We consider the nature and carry-forward period of deferred tax assets, our recent earnings history and forecast of future earnings in performing this assessment. The actual deferred tax assets realized may differ from the amount recorded due to factors having a negative impact on our operating results and lower future taxable income.

Investment tax credits recoverable

The recognition of investment tax credits recoverable requires that we assess future tax payable available to utilize the investment tax credits. We consider the carry-forward period of the investment tax credits, our recent earnings history and forecast of future earnings in performing this assessment. We determine the value of effort expended towards research and development projects that qualify for investment tax credits and calculate the estimated recoverable to be recognized. The allocation of direct salaries to qualifying projects is derived from time records and assessment by management. The actual investment tax credits claimed and realized may differ from the estimate based on the final tax returns and review by tax authorities.

Fair value of share-based payments

We use the Black-Scholes valuation model to determine the fair value of equity settled stock options and warrants that are treated as derivative liabilities. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate.

Financial Instruments and Other Instruments

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

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Management’s Discussion and Analysis

Contingencies

The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, financial performance or cash flows.

The Company has indemnified its directors and officers and particular employees in accordance with the Company’s policies. The Company maintains insurance policies that may provide coverage against certain claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than operating leases that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

New IFRS standards and interpretations not yet applied

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2018 or later periods that the Company has decided not to early adopt, and which management has not yet assessed the impact. The new IFRS standards not yet applied include:

IFRS 9, Financial Instruments, is part of the IASB's wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition.

The Company is currently analyzing the requirements under IFRS 9 in order to define accounting policy, data and system requirements and develop an appropriate governance framework.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various IFRIC and SIC interpretations regarding revenue. Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its financial statements.

IFRS 16 - Leases replaces IAS 17 - Leases and requires lessees to account for leases on balance sheet by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

Amendments to IFRS 2, Share-based Payment, were issued in June 2016 and are effective for the Company beginning on January 1, 2018. The amendments to IFRS 2 clarify the accounting requirements for certain share-based payment transactions. The Company is assessing the impact of this amendment on its financial statements.

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Management’s Discussion and Analysis

Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2017, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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